[Orrick, Herrington & Sutcliffe LLP Letterhead]

May 12, 2005	Hsinya Shen (650) 614-7340 hshen@orrick.com

via Facsimile

CONFIDENTIAL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Angela Crane

Re:	ESS Technology, Inc.

Ladies and Gentlemen:

In response to Angela Crane’s letter dated May 3, 2005, setting forth the Staff’s comments regarding the fiscal year 2004 10-K of ESS Technology, Inc. (the “Company”), the Company intends to respond to the Staff’s comments by Monday, May 30, 2005.

Please advise Lowell Ness or Hsinya Shen of this office at (650) 614-7455 or (650) 614-7340, respectively, if you have any questions regarding the foregoing.

Sincerely,

/s/ Hsinya Shen
Hsinya Shen

cc:	Jim Boyd
Lowell Ness